EXHIBIT 21.1

Subsidiaries of LL Flooring Holdings, Inc.

Name of Subsidiary	Jurisdiction of Incorporation
LL Flooring, Inc.	Delaware
LL Flooring Services, LLC	Delaware
Lumber Liquidators Leasing, LLC	Delaware
Lumber Liquidators Foreign Holdings, LLC	Delaware
Lumber Liquidators Canada ULC	Nova Scotia, Canada
Lumber Liquidators Hong Kong Limited	Hong Kong